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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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  SEC File Number:  0-20316

  [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-QSB [ ] Form N-SAR

  For Period Ended:         September 30, 1999

  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

  For the Transition Period Ended:

                                 -----------------------
  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type

  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

  Full Name of Registrant:       AVITAR, INC.
  Former Name if Applicable:

                                   65 Dan Road

           -----------------------------------------------------------
           (Address of Principal Executive Office - Street and Number)

                                Canton, MA 02021

                         ------------------------------
                           (City, State and Zip Code)

                        PART II - RULES 12b-25(b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N- SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

    The Registrant acquired all the outstanding capital stock of United States Drug Testing Laboratories, Inc. ("USDTL") on July 9, 1999. As a result of that acquisition, the Registrant will be reporting the operations of USDTL in addition to the Registrant's prior operations. Accordingly, a full and accurate report could not be filed by December 29, 1999 without unreasonable expense or effort.

                           PART IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification: Jay C. Leatherman, Jr.  (781) 821-2440
                     ----------------------------------------------------------
                      (Name)        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes [ ] No

         The change in results of operations will reflect the increase in losses, as previously reported in the three quarterly reports filed for fiscal year 1999, resulting from expanded marketing, sale and development efforts for oral fluid testing products and the amortization of goodwill arising from the acquisition made in July 1999.

                              AVITAR, INC.
              -------------------------------------------
               (Name of Registrant as specified in charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 1999          /s/   JAY C. LEATHERMAN
                                 -------------------------------------------
                                 Jay C. Leatherman, Chief Financial Officer




                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).